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Mill City BBQ & Brew

BBQ Joint

11 Kearney Sq
Lowell, MA 01852
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
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THE PITCH
Mill City BBQ & Brew is seeking investment to at Mill City BBQ, we're embarking on a thrilling new chapter, and we invite you to be a part of it. We are actively seeking strategic investments to support our expansion into the catering industry. This strategic move is set to redefine event dining experiences, introduce innovative menus, and elevate our mobile bar service.
Generating Revenue
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Meet Mill City BBQ + Brew

Nestled in the heart of Lowell, at 11 Kearney Square, Mill City BBQ & Brew stands as a testament to timeless culinary traditions and the enduring spirit of community gatherings. We're a family-owned business, deeply rooted in the ethos of authentic barbecue craftsmanship, paired harmoniously with hand-selected brews and bespoke cocktails.

Our journey began with a simple passion: to celebrate the rich tapestry of barbecue flavors and create a space where memories are forged over shared meals. Over time, this passion transformed into Mill City BBQ & Brew, where every dish tells a story of dedication, love, and the unmistakable smoky kiss of the grill.

But we're not just about mouthwatering BBQ and thirst-quenching beverages. We're a hub of experiences. From our specialized catering services that bring the essence of Mill City to your events, to the curated special evenings of five-course meals, beer pairings, and melodious karaoke nights – every visit here promises something unique.

We take pride in sourcing local ingredients, supporting the community that has embraced us so warmly. Our team, an extension of our family, is trained not just in culinary skills, but in the art of creating moments, ensuring that your time with us transcends a typical dining experience.

 At Mill City BBQ & Brew, we don't just serve food and drinks; we offer an invitation – to relish traditions, create new memories, and celebrate life's flavors in all its smoky, savory brilliance.

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OUR MENU

At Mill City BBQ & Brew, we promise more than just a meal; we deliver an experience steeped in tradition, flavor, and community spirit. Every dish reflects the rich tradition of barbecue, combining smoky flavors with melt-in-the-mouth tenderness.

Our menu offers a diverse selection, from ribs and briskets to succulent pulled pork, ensuring every BBQ lover finds their favorite.
Complementing our BBQ offerings, we have a curated selection of brews and meticulously crafted cocktails.
Each beer is chosen to pair seamlessly with our dishes, while our cocktail menu combines classic favorites with unique Mill City creations, capturing

the essence of Lowell's vibrant spirit.

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PHANTOM GOURMET

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CATERING & EVENTS

Our mission is to provide exceptional catering services that exceed expectations and make every event a huge success. Our team understands the nuances of business gatherings, ensuring timely, efficient, and exemplary service. Tailored menus can be curated to match the theme and requirements of each event, making business lunches, dinners, or retreats truly special.

We use only the best ingredients, equipment, and techniques to ensure that every dish is perfect

We provide friendly, professional, and efficient service that makes you feel at ease and taken care of

We strive to be creative, flexible, and responsive to your needs and preferences, so that we can create a unique and memorable experience that reflects your personality and style

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THE OPPORTUNITY

Seeking Investment to Expand Our Culinary Ventures At Mill City BBQ, we're fired up to take our culinary ventures to the next level, and we're inviting you to join us on this exciting journey. We're on the lookout for strategic investments to fuel the expansion of our services. Join Us in This Flavorful Adventure If you're passionate about exceptional food, unforgettable events, and innovative culinary experiences, we invite you to be a part of our flavorful adventure. Together, we'll create unforgettable moments and savor the taste of success. Invest in Mill City BBQ and Brew today. Let's spice things up and set the table for a brighter, tastier future.

Catering Excellence: We're ready to take our mouthwatering BBQ flavors beyond our restaurant's walls. With your support, we'll introduce a top-notch catering service, offering a diverse range of culinary experiences, from BBQ extravaganzas to gourmet delights for every occasion.

Mobile Bar Experience: Raise the bar with us! Our mobile bar service is poised to shake up the event scene. With your investment, we'll enhance our mobile bar offerings, delivering exceptional cocktails and beverage experiences that leave a lasting impression.

Signature BBQ Sauce Production: The secret to our delectable BBQ lies in our signature sauce. We're gearing up to bring this flavor sensation to a broader audience. Your investment will help us ramp up production and get our one-of-a-kind BBQ sauce onto more tables and into more kitchens.

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2012

Incorporated

2012, the culinary dream ignited in the heart of Renay Wolterding, a proud Lowell native. Inspired by her love for her hometown and a passion for crafting mouthwatering BBQ, Renay embarked on a culinary odyssey. She dedicated herself to perfecting recipes and creating signature BBQ sauces that would become beloved by many. The vision expanded with the launch of a food truck, where the tantalizing aromas of smoked meats first wafted through the streets. With each dish served, Renay's dream grew, leading to the ultimate milestone of opening Mill City BBQ & Brew, a restaurant that embodies the heart and flavors of Lowell, Massachusetts.

2014

Opened

2014, the tantalizing aroma of barbecue first wafted from the windows of the Mill City BBQ & Brew food truck, marking the launch of our flavorful journey. Founded by Renay Wolterding, this mobile kitchen quickly became a local sensation in Lowell, Massachusetts, and beyond. With our food truck, we took to the streets, serving up mouthwatering BBQ dishes crafted with love and passion. Our journey began here, and it was the start of a culinary adventure that would ultimately lead us to establish our beloved restaurant in the heart of Lowell.

2016

Opened

2016, Mill City BBQ & Brew first opened its doors to the welcoming community of Lowell, Massachusetts. Founded by Renay Wolterding and her three dedicated sons, our restaurant embarked on a flavorful journey that would soon become a local sensation. From the very beginning, we brought together the authentic smoky traditions of Southern BBQ with the vibrant spirit of our New England home. Since then, our commitment to serving mouthwatering dishes and creating unforgettable dining experiences has continued to grow, making Mill City BBQ & Brew a beloved culinary destination in the heart of Lowell.

2019
Capital Raise

2019, Mill City BBQ & Brew embarked on an exciting new chapter by relocating to the vibrant heart of downtown Lowell, Massachusetts. This strategic move allowed us to bring our beloved flavors and culinary expertise to an even wider audience. Nestled amidst the bustling streets of Lowell, our restaurant became a cherished fixture in the community, offering not only exceptional BBQ but also a warm and inviting atmosphere. The downtown location marked a significant milestone in our journey, enabling us to serve up our signature smoky creations with a side of city charm.

2023
Capital Raise

Now, in 2023, Mill City BBQ is proud to announce its exciting expansion into the world of catering and sauce manufacturing. Building on our years of culinary excellence and a passion for BBQ, we're taking our delectable flavors beyond our restaurant's walls. With a focus on catering memorable events and crafting our signature BBQ sauce for all to enjoy, we're eager to bring the Mill City BBQ experience to even more people.

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PHANTOM GOURMET 1
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THE TEAM
Renay Wolterding
Owner

Renay Wolterding's culinary journey is a flavorful blend of New York City roots and Southern BBQ expertise. Born and raised in Brooklyn, New York, Renay's passion for food was ignited early on. However, it was during her time down south in Charlotte, North Carolina, that she honed her skills in the art of Southern BBQ. Inspired by the smoky traditions of the South, Renay started her culinary adventure with a food truck in North Carolina before returning to her hometown of Lowell, Massachusetts, with her three sons to open Mill City BBQ & Brew in 2016. Renay's unique fusion of New York and Southern flavors quickly became a local sensation, prompting the relocation of her restaurant to downtown Lowell in 2019. Now, she's on a mission to share her culinary passion through catering, mobile bar services, and the production of her signature BBQ sauce, all while continuing to serve unforgettable BBQ to her loyal patrons.

"Just like a perfect BBQ, life is about finding the right balance of flavors. Sometimes sweet, sometimes smoky, but always worth the taste." - Renay Wolterding

Updates
OCTOBER 6TH, 2023
Mill City BBQ's Exciting Investment Journey with Mainvest

"Mill City BBQ is thrilled to embark on this exciting investment journey in collaboration with Mainvest, our valued partners. Together, we are poised to turn our expansion dreams into a delicious reality. With your support and Mainvest's expertise, we're eager to bring our passion for BBQ, catering, and sauce manufacturing to new heights. We look forward to the journey ahead, filled with growth, flavor, and shared success."

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Mobile Bar $12,000
Rent/2 months $10,000
Marketing & Branding $7,000
Sustainable initiatives $1,625
Working Capital $5,500
insurance & licensing $3,500
Equipment Upgrade $2,500

Technology upgrades $1,500
BBQ Sauce Manufacturing $3,000
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$542,034	$595,710	$714,852	$822,080	$904,288
Cost of Goods Sold	$153,860	$169,096	$202,915	$233,352	$256,687
Gross Profit	$388,174	$426,614	$511,937	$588,728	$647,601

EXPENSES

Rent	$63,654	$64,927	$66,226	$67,550	$68,901
Utilities	$10,000	$10,140	$10,282	$10,426	$10,572
Salaries	$247,200	$254,616	$280,078	$308,085	$338,894
Insurance	$7,000	$7,000	$7,000	$7,000	$7,000
Officer's Compensation	$5,360	$5,731	$6,018	$6,619	$7,281
Repairs & Maintenance	$5,200	$5,512	$5,843	$6,193	$6,565
Legal & Professional Fees	$7,416	$7,520	$7,625	$7,732	$7,840
Taxes & License	$5,000	$5,000	$5,000	$5,000	$5,000
Depreciation & Amortization	$11,832	$11,240	$10,678	$10,144	$9,637
Miscellaneous Expense	$15,000	$15,000	$15,000	$15,000	$15,000
Operating Profit	$10,512	$39,928	$98,187	$144,979	$170,911

This information is provided by Mill City BBQ & Brew. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
CORPORATE CATERING PITCH DECK.pdf
Mill City BBQ Deck.mp4
HOW DOSE IT WORK?.mp4
NEW CATERING MENU DECK.pdf
BUSINESS PLAN MCBBQ.pdf
MOBILE BAR MILL CITY MIXERS PITCH DECK.pdf
Investment Round Status

$50,000

TARGET

$124,000

MAXIMUM

This investment round closes on November 13th, 2023. 0 people have invested so far.

Summary of Terms
Legal Business Name Mill City BBQ & Brew
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 1.2%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
Historical milestones

Mill City BBQ & Brew has been operating since 2016 and has since achieved the following milestones:

Opened location in Downtown Lowell, MA

Achieved revenue of $210,419 in 2019, which then grew to $261,798 in 2022

Had Cost of Goods Sold (COGS) of 79,826, which represented gross profit margin of 70.11% in 2019. COGS were then $85,542 the following year, which implied gross profit margin of 59.41%.

That's the year COVID-19 started

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Mill City BBQ & Brew forecasts the following milestones:

Secure lease in Boston, MA by February, 2023

Achieve $471,351 revenue by the end of 2023.

Achieve $150,300 profit per year by 2025.

Financial liquidity

Mill City BBQ & Brew has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Mill City BBQ & Brew expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Mill City BBQ & Brew's fundraising. However, Mill City BBQ & Brew may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mill City BBQ & Brew to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Mill City BBQ & Brew operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Mill City BBQ & Brew competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mill City BBQ & Brew's core business or the inability to compete successfully against the with other competitors could negatively affect Mill City BBQ & Brew's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Mill City BBQ & Brew's management or vote on and/or influence any managerial decisions regarding Mill City BBQ & Brew. Furthermore, if the founders or other key personnel of Mill City BBQ & Brew were to leave Mill City BBQ & Brew or become unable to work, Mill City BBQ & Brew (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mill City BBQ & Brew and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mill City BBQ & Brew is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Mill City BBQ & Brew might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mill City BBQ & Brew is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Mill City BBQ & Brew

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mill City BBQ & Brew's financial performance or ability to continue to operate. In the event Mill City BBQ & Brew ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mill City BBQ & Brew nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Mill City BBQ & Brew will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mill City BBQ & Brew is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Mill City BBQ & Brew will carry some insurance, Mill City BBQ & Brew may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mill City BBQ & Brew could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mill City BBQ & Brew's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mill City BBQ & Brew's management will coincide: you both want Mill City BBQ & Brew to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mill City BBQ & Brew to act conservative to make sure they are best equipped to repay the Note obligations, while Mill City BBQ & Brew might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Mill City BBQ & Brew needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Mill City BBQ & Brew or management), which is responsible for monitoring Mill City BBQ & Brew's compliance with the law. Mill City BBQ & Brew will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mill City BBQ & Brew is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Mill City BBQ & Brew fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mill City BBQ & Brew, and the revenue of Mill City BBQ & Brew can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Mill City BBQ & Brew to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Mill City BBQ & Brew. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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